June 16, 2008

John Stickel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RHI Entertainment, Inc. Registration Statement on Form S-1 (File No. 333-146098)

Dear Mr. Stickel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), RHI Entertainment, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration No. 333-146098 (the “Registration Statement”), be accelerated to 4:00 p.m., Eastern Standard Time, on Tuesday, June 17, 2008, or as soon as practicable thereafter.

In connection with this request, the Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company also acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

In addition, the Company hereby confirms to you that the Company is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the public offering of securities specified in the Registration Statement.

Sincerely yours,

/s/ Henry S. Hoberman
Henry S. Hoberman Executive Vice President, General Counsel & Secretary